Exhibit 99.1
Recent Developments

The following unaudited selected interim consolidated statement of operations and comprehensive income data for the six months ended June 30, 2007 and 2008 and the consolidated balance sheet data as of June 30, 2008 have been derived from our unaudited interim condensed consolidated financial statements for the six months ended and as of June 30, 2007 and 2008. The following selected consolidated balance sheet data as of December 31, 2007 have been derived from our audited consolidated balance sheet as of December 31, 2007 which was included in our annual report on Form 20-F for the year ended December 31, 2007. You should read the following financial information together with our audited financial statements and the related notes as well as “Item 5 — Operating and Financial Review and Prospects” included in our annual report on Form 20-F for the year ended December 31, 2007. Our unaudited interim financial statements for the six months ended June 30, 2007 and 2008 and as of June 30, 2008 reflect all adjustments, consisting only of normal and recurring adjustments that are, in the opinion of our management, necessary for a fair presentation of our financial position and results of operations in the interim periods presented. Results for the six months ended June 30, 2008 are not necessarily indicative of our results that may be expected for the full year ending December 31, 2008.

	For the Six Months Ended June 30,
	2007	2008
	RMB	RMB	US$(1)
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands)

Consolidated Statement of Operations and Comprehensive Income Data
Online game net revenues:
MMORPGs	886,845	1,335,956	194,771
Casual	161,724	224,111	32,674
Other revenues	48,207	57,382	8,366

Total net revenues	1,096,776	1,617,449	235,811
Cost of revenues	(370,220)	(465,300)	(67,837)

Gross profit	726,556	1,152,149	167,974
Operating expenses	(257,778)	(504,510)	(73,554)
Income from operations	468,778	647,639	94,420
Interest income and investment income	463,792	43,103	6,284
Amortization of convertible debt issuance cost	(8,993)	—	—
Other income (expense), net	18,720	(26,423)	(3,852)

Income before income tax expenses, equity in loss of affiliated companies, minority interests	942,297	664,319	96,852
Income tax expenses	(61,975)	(90,192)	(13,149)
Equity in loss of affiliated companies	(15,930)	(751)	(109)
Minority interests	292	(4,697)	(685)

Net income	864,684	568,679	82,909

	For the Six Months Ended June 30,
	2007	2008
	RMB	RMB	US$(1)
	(Unaudited)	(Unaudited)	(Unaudited)
	(in thousands, except per share and per ADS data)

Earnings per Share Data
Income attributable to ordinary shareholders	864,684	568,679	82,909
Earnings per share — basic	6.06	3.92	0.57
Earnings per share — diluted	5.93	3.87	0.56
Earnings per ADS — basic(2)	12.12	7.84	1.14
Earnings per ADS — diluted(2)	11.86	7.74	1.12

	As of December 31,	As of June 30,
	2007	2008
	RMB	RMB	US$(1)
		(Unaudited)	(Unaudited)
	(in thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	1,985,302	2,595,375	378,384
Working capital(3)	2,133,422	2,795,970	407,629
Total assets	4,762,732	5,533,624	806,757
Total liabilities	923,017	1,045,911	152,485
Minority interests	216,298	317,040	46,222
Total shareholders’ equity	3,623,417	4,170,673	608,050

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8591 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008.

(2)	Each ADS represents two ordinary shares.

(3)	Working capital represents total current assets less total current liabilities.

Six Months Ended June 30, 2008 Compared to Six Months Ended June 30, 2007

Net Revenues.  Our consolidated net revenues increased by 47.5% to RMB1,617.4 million (US$235.8 million) for the six months ended June 30, 2008 from RMB1,096.8 million for the six months ended June 30, 2007.

Our online revenues, including MMORPGs and casual games, increased by 48.8% to RMB1,560.1 million (US$227.4 million) for the six months ended June 30, 2008 from RMB1,048.6 million for the six months ended June 30, 2007. Our revenues from MMORPGs increased by 50.7% to RMB1,336.0 million (US$194.8 million) for the six months ended June 30, 2008 from RMB886.8 million for the six months ended June 30, 2007. We experienced a significant increase in our MMORPG revenues primarily as a result of the continuous growth of our main titles and the successful introduction of new titles. Our revenues from casual games increased to RMB224.1 million (US$32.7 million) for the six months ended June 30, 2008 from RMB161.7 million for the six months ended June 30, 2007. We experienced a significant increase in our casual game revenues as a result of higher average revenue per paying user, as we introduced new premium items and services to our casual games.

Other revenues increased to RMB57.4 million (US$8.4 million) for the six months ended June 30, 2008 from RMB48.2 million for the six months ended June 30, 2007.

Cost of Revenues.  Our cost of revenues increased by 25.7% to RMB465.3 million (US$67.8 million) for the six months ended June 30, 2008 from RMB370.2 million for the six months ended June 30, 2007. This increase was primarily due to increases in (1) existing license fee arrangements, (2) the amortization of upfront licensing fees and other intangible assets related to game operations, (3) server leasing and maintenance fees, and (4) salary and benefits of employees directly engaged in the provision of our online games services.

•	Our licensing fees (a portion of which is based on revenues generated) for our existing game titles increased by 7.1% to RMB216.7 million (US$31.6 million) for the six months ended June 30, 2008 from RMB202.3 million for the six months ended June 30, 2007. This increase was partially offset by the decrease in the ongoing license fees as a result of the consolidation of financial results of Actoz Soft Co., Ltd., or Actoz, beginning in the third quarter of 2007.

•	Our amortization of upfront online game licensing fees and other intangible assets related to game operations increased by 48.8% to RMB44.2 million (US$6.4 million) for the six months ended June 30, 2008 from RMB29.7 million for the six months ended June 30, 2007. This increase was primarily due to our licensing of additional games from third parties to strengthen our pipeline and the consolidation of our subsidiaries, Actoz and Chengdu Aurora Technology Development Co., Ltd., or Aurora, a leading developer and operator of MMORPGs, which began in the third quarter of 2007.

•	Our server leasing and maintenance fees increased by 16.6% to RMB47.1 million (US$6.9 million) for the six months ended June 30, 2008 from RMB40.4 million for the six months ended June 30, 2007, primarily due to our purchase of additional servers to support our introduction of new games.

•	Our salary and benefits expenses increased by 62.8% to RMB43.8 million (US$6.4 million) for the six months ended June 30, 2008 from RMB26.9 million for the six months ended June 30, 2007. This increase was primarily due to an increase in the number of employees working in the operation of our online games and an annual salary increase and an additional merit-based salary increase effective beginning in the second quarter of 2007.

•	Our other cost of revenues increased by 97.9% to RMB85.9 million (US$12.5 million) for the six months ended June 30, 2008 from RMB43.4 million for the six months ended June 30, 2007, primarily due to an impairment charge of upfront licensing fees relating to certain online games and expenses incurred to promote our user loyalty program. These other costs were partially offset by lower costs for our EZ series products which offer video and audio content, such as music and movies.

Gross Profit.  As a result of the foregoing, our gross profit increased by 58.6% to RMB1,152.1 million (US$168.0 million) for the six months ended June 30, 2008 from RMB726.6 million for the six months ended June 30, 2007. Our gross margin increased to 71.2% for the six months ended June 30, 2008 from 66.2% for the six months ended June 30, 2007. Our gross margin increased primarily because of our increased revenues and operational efficiency, as well as a decrease in our ongoing license fees for Mir II, which we license from Actoz, as a result of our consolidation of Actoz’s financial results beginning in the third quarter of 2007.

Operating Expenses.  Our operating expenses increased by 95.7% to RMB504.5 million (US$73.6 million) for the six months ended June 30, 2008 from RMB257.8 million for the six months ended June 30, 2007. Our product research and development expenses increased by 126.3% to RMB132.4 million (US$19.3 million) for the six months ended June 30, 2008 from RMB58.5 million for the six months ended June 30, 2007, primarily due to the consolidation of Actoz’s financial results, an increase in headcount of our employees working in the development of online games and technology supporting our operations, an annual salary increase for such employees, an additional merit-based salary increase effective beginning in the second quarter of 2007, and the increase in outsourcing service charges to develop games. Our sales and marketing expenses increased by 103.8% to RMB137.8 million (US$20.1 million) for the six months ended June 30, 2008 from RMB67.6 million for the six months ended June 30, 2007. Our sales and marketing expenses increased primarily due to our expanded sales and marketing activities related to online games. Our general and administrative expenses increased by 77.9% to RMB234.3 million (US$34.2 million) for the six months ended June 30, 2008 from RMB131.7 million for the six months ended June 30, 2007. Our general and administrative expenses increased primarily due to the increase in headcount of our administrative staff to support our growing operations, the additional annual merit-based salary increase effective beginning in the second quarter of 2007, business taxes incurred by our PRC subsidiaries from revenues collected from our PRC operating companies, and higher professional fees related to our internal reorganization described below and compliance with the Sarbanes-Oxley Act of 2002.

Income from Operations.  As a result of the foregoing, our income from operations increased by 38.1% to RMB647.6 million (US$94.4 million) for the six months ended June 30, 2008 from RMB468.8 million for the six months ended June 30, 2007, primarily due to the growth of our online game revenues.

Share-Based Compensation Expense.  Our share-based compensation expenses increased by 15.1% to RMB30.5 million (US$4.5 million) for the six months ended June 30, 2008 from RMB26.5 million for the six months ended June 30, 2007 as a result of additional options we granted to provide incentives to certain members of our senior management team.

Interest Income.  Our interest income increased by 57.6% to RMB38.3 million (US$5.6 million) for the six months ended June 30, 2008 from RMB24.3 million for the six months ended June 30, 2007 as a result of the increase in our cash and cash equivalents.

Investment Income.  Our investment income decreased by 98.9% to RMB4.8 million (US$0.7 million) for the six months ended June 30, 2008 from RMB439.5 million for the six months ended June 30, 2007, primarily because we sold the securities of SINA Corp., or SINA, during the six months ended June 30, 2007. We had disposed of all of these securities as of December 31, 2007.

Income Tax Expenses.  We incurred income tax expenses of RMB90.2 million (US$13.1 million) for the six months ended June 30, 2008, a 45.5% increase over the RMB62.0 million incurred in the six months ended June 30, 2007. Our income tax expenses increased primarily due to the significant increase in our taxable profit, which resulted from both our higher operating income and the fact that our sale of securities of SINA occurred offshore and the net gain from this sale was not taxable as income in China. In addition, the Chinese government adopted a new income tax law effective January 1, 2008 that unified the enterprise income tax rate applicable to both domestic and foreign-invested enterprises at 25%. Prior to the adoption of the new law, a number of our subsidiaries and variable interest entities, or VIEs, were entitled to various preferential tax treatments because of their foreign-invested enterprise status. Accordingly, we applied the applicable accounting standards and adopted the statutory rate of 25% in making tax provisions for the six month period ended June 30, 2008, except for those of our subsidiaries or VIEs that are still subject to a tax holiday as a result of its qualification as a software enterprise. As a result of these changes, including the application of unexpired tax holidays, our effective tax rate increased to 13.6% for the six months ended June 30, 2008 from 6.6% for the six months ended June 30, 2007 (or 11.9% excluding investment income from the sale of securities of SINA).

Net Income.  As a result of the foregoing, our net income decreased by 34.2% to RMB568.7 million (US$82.9 million) for the six months ended June 30, 2008 from RMB864.7 million for the six months ended June 30, 2007 (which included a net gain of RMB422.4 million generated from our sale of the securities of SINA during this period).

Recent Business Developments

Since January 1, 2008, we have continued to strengthen our content offering and our online game pipeline. In July 2008, we established Shanda Literature Limited, which aims to be the leading company in China’s online original literature market, targeting a diversified base of readers. Shanda Literature currently operates Qidian.com, which is China’s largest online original literature platform with more than 20 million registered accounts; jjwxc.com, which is a literature platform in China targeted towards female readers with 700,000 registered accounts; and hongxiu.com, which is another urban literature platform in China with 1.0 million registered accounts.

As of September 1, 2008, we had a total of 21 online games in operation, and had announced 18 online games in our development pipeline.

Effective as of July 1, 2008, we completed, subject to certain closing conditions, an internal reorganization pursuant to which we transferred assets and liabilities related to each of our major business units into separate legal entities. Prior to the reorganization, we conducted all of our operations in China through our wholly owned subsidiary Shengqu, and primarily operated our online game business in China through Shanda Networking and its wholly owned subsidiaries, collectively, the Shanda Networking entities. We controlled Shanda Networking pursuant to a series of contractual arrangements between Shengqu and both Shanda Networking and its nominee shareholders. As a result of the reorganization, we currently conduct all of our online game business in China through Shanghai Shulong and its wholly owned subsidiaries, collectively, the Shulong entities. We control Shanghai Shulong pursuant to a series of contractual arrangements between Shengqu and both Shanghai Shulong and its nominee shareholders. In addition, we currently operate our integrated community and our e-commerce service platform through the Shanda Networking entities. We control Shanda Networking pursuant to a series of contractual arrangements between Shanda Computer, which following the reorganization is a member of SDO, and both Shanda Networking and its nominee shareholders. We currently own all of the outstanding shares of Shengqu and Shanda Computer. Diana Li remains as Chief Executive Officer of SDG, Hai Ling as its President, Xiangdong Zhang as its Chief Producer, and Jisheng Zhu as its Chief Technology Officer. Judy Wang remains as Chief Executive Officer of SDO, and Jianwu Liang as its Chief Technology Officer.

In line with our ongoing strategy, we have entered into additional strategic transactions in January and August of 2008, including the sale of a minority stake in Grandpro Technology Limited, the offshore parent of Shanghai Haofang Information Technology Co., Ltd., our e-sports platform, to certain strategic investors. We continue to explore additional opportunities to introduce strategic partners in one or more of our business lines to further our growth objectives.

We also announced key executive appointments in our senior management team in April 2008 to support the continued expansion and execution of our growth strategies. Qunzhao Tan was named our President, in addition to his role as our Chief Technology Officer. Danian Chen was named our Chief Operating Officer, Haifa Zhu as our Chief Investment Officer and Danning Mi as our Chief Information Officer.